SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In January, 2015 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council			( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			11,181,668		0.0712	0.0712
ADR (*)	Common			14,680,591		0.0934	0.0934

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price R$	Volume (R$) (3)
Shares	Common	N/A	Resignation (4)	01	6,051,730	0.00	0.00
			Total Resignation		6,051,730		0.00
ADR (*)	Common	N/A	Resignation (4)	01	14,395,111	0.00	0.00
			Total Resignation		14,395,111		0.00

Shares	Common	Itau Corretora	Sell	06	1,200	15.86	19,032.00
Shares	Common	JP Morgan	Sell	26	18,300	16.94	310,002.00
Shares	Common	JP Morgan	Sell	26	6,800	16.95	115,260.00
Shares	Common	JP Morgan	Sell	26	4,600	16.96	78,016.00
Shares	Common	JP Morgan	Sell	26	2,900	16.97	49,213.00
			Total Sell		33,800		571,523.00

Shares	Common	N/A	Election (4)	01	621,787	0.00	0.00
			Total Election		621,787		0.00

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			5,717,925		0.0364	0.0364
ADR (*)	Common			285,480		0.0018	0.0018

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

(4)  Resignation and election concerning Management changes

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In January, 2015 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
Same Class and Type	Total
Shares	Common	11,286,572,378	71.8313	71.8313
ADR (*)	Common	44,460	0.0003	0.0003

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price R$	Volume (R$) (3)
Shares	Common	N/A	Donation	05	1,232,175	3.12424235	3,849,613.32
Total Donation	1,232,175	3,849,613.32

Shares	Common	N/A	Resignation (4)	01	2,782,625	0.00	0.00
Total Resignation	2,782,625	0.00

Shares	Common	N/A	Election (4)	01	3,909,156	0.00	0.00
Total Election	3,909,156	0.00
ADR (*)	Common	N/A	Election (4)	01	13,961,100	0.00	0.00
Total Election	13,961,100	0.00
Shares	Common	Brasil Plural	Buy	05	130,200	15.58	2,028,516.00
Shares	Common	Brasil Plural	Buy	05	113,100	15.60	1,764,360.00
Shares	Common	Brasil Plural	Buy	05	55,800	15.61	871,038.00
Shares	Common	Brasil Plural	Buy	05	48,000	15.64	750,270.00
Shares	Common	Brasil Plural	Buy	05	37,100	15.65	580,615.00
Shares	Common	Brasil Plural	Buy	05	37,100	15.62	579,502.00
Shares	Common	Brasil Plural	Buy	05	34,400	15.56	535,264.00
Shares	Common	Brasil Plural	Buy	05	23,400	15.59	364,806.00
Shares	Common	Brasil Plural	Buy	05	22,400	15.63	350,112.00
Shares	Common	Brasil Plural	Buy	05	19,300	15.66	302,238.00
Shares	Common	Brasil Plural	Buy	05	17,200	15.57	267,804.00
Shares	Common	Brasil Plural	Buy	05	5,800	15.67	90,886.00
Shares	Common	Brasil Plural	Buy	05	3,000	15.68	47,040.00
Shares	Common	Brasil Plural	Buy	05	2,700	15.55	41,985.00
Shares	Common	Brasil Plural	Buy	05	1,400	15.69	21,966.00
Shares	Common	Brasil Plural	Buy	05	400	15.70	6,280.00
Shares	Common	Brasil Plural	Buy	06	200	15.61	3,122.00
Shares	Common	Brasil Plural	Buy	06	200	15.72	3,144.00
Shares	Common	Brasil Plural	Buy	06	400	15.60	6,240.00
Shares	Common	Brasil Plural	Buy	06	400	15.62	6,248.00
Shares	Common	Brasil Plural	Buy	06	600	15.77	9,462.00
Shares	Common	Brasil Plural	Buy	06	1,100	15.57	17,127.00
Shares	Common	Brasil Plural	Buy	06	1,300	15.63	20,319.00
Shares	Common	Brasil Plural	Buy	06	1,300	15.73	20,449.00
Shares	Common	Brasil Plural	Buy	06	1,500	15.80	23,700.00
Shares	Common	Brasil Plural	Buy	06	4,600	15.93	73,278.00
Shares	Common	Brasil Plural	Buy	06	4,900	15.75	77,175.00
Shares	Common	Brasil Plural	Buy	06	4,900	15.78	77,322.00
Shares	Common	Brasil Plural	Buy	06	5,800	15.88	92,104.00
Shares	Common	Brasil Plural	Buy	06	6,000	15.74	94,440.00

Shares	Common	Brasil Plural	Buy	06	8,800	15.89	139,832.00
Shares	Common	Brasil Plural	Buy	06	10,100	15.99	161,499.00
Shares	Common	Brasil Plural	Buy	06	10,900	15.65	170,585.00
Shares	Common	Brasil Plural	Buy	06	13,200	15.64	206,448.00
Shares	Common	Brasil Plural	Buy	06	19,600	16.00	313,600.00
Shares	Common	Brasil Plural	Buy	06	49,700	15.96	793,212.00
Shares	Common	Brasil Plural	Buy	06	50,400	15.90	801,360.00
Shares	Common	Brasil Plural	Buy	06	52,000	15.98	830,960.00
Shares	Common	Brasil Plural	Buy	06	63,900	15.97	1,020,483.00
Shares	Common	Brasil Plural	Buy	06	64,000	15.94	1,020,160.00
Shares	Common	Brasil Plural	Buy	06	140,300	15.95	2,237,785.00
Shares	Common	Brasil Plural	Buy	19	100	16.73	1,673.00
Shares	Common	Brasil Plural	Buy	19	600	16.62	9,972.00
Shares	Common	Brasil Plural	Buy	19	900	16.55	14,895.00
Shares	Common	Brasil Plural	Buy	19	1,000	16.69	16,690.00
Shares	Common	Brasil Plural	Buy	19	2,900	16.65	48,285.00
Shares	Common	Brasil Plural	Buy	19	3,400	16.74	56,916.00
Shares	Common	Brasil Plural	Buy	19	3,800	16.63	63,194.00
Shares	Common	Brasil Plural	Buy	19	4,100	16.64	68,224.00
Shares	Common	Brasil Plural	Buy	19	6,100	16.66	101,626.00
Shares	Common	Brasil Plural	Buy	19	6,100	16.76	102,236.00
Shares	Common	Brasil Plural	Buy	19	8,000	16.77	134,160.00
Shares	Common	Brasil Plural	Buy	19	8,200	16.61	136,202.00
Shares	Common	Brasil Plural	Buy	19	9,300	16.56	154,008.00
Shares	Common	Brasil Plural	Buy	19	11,000	16.80	184,800.00
Shares	Common	Brasil Plural	Buy	19	14,400	16.79	241,776.00
Shares	Common	Brasil Plural	Buy	19	18,300	16.78	307,074.00
Shares	Common	Brasil Plural	Buy	19	18,600	16.58	308,388.00
Shares	Common	Brasil Plural	Buy	19	21,200	16.57	351,284.00
Shares	Common	Brasil Plural	Buy	19	23,300	16.70	389,110.00
Shares	Common	Brasil Plural	Buy	19	38,700	16.75	648,225.00
Shares	Common	Brasil Plural	Buy	20	13,400	16.83	225,522.00
Shares	Common	Brasil Plural	Buy	20	14,600	16.80	245,280.00
Shares	Common	Brasil Plural	Buy	20	36,600	16.84	616,344.00
Shares	Common	Brasil Plural	Buy	26	100	16.81	1,681.00
Shares	Common	Brasil Plural	Buy	26	7,900	16.82	132,878.00
Shares	Common	Brasil Plural	Buy	26	19,600	16.83	329,868.00
Shares	Common	Brasil Plural	Buy	26	14,800	16.84	249,232.00
Shares	Common	Brasil Plural	Buy	26	15,200	16.85	256,120.00
Shares	Common	Brasil Plural	Buy	26	12,400	16.86	209,064.00
Shares	Common	Brasil Plural	Buy	26	11,500	16.87	194,005.00
Shares	Common	Brasil Plural	Buy	26	16,500	16.88	278,520.00
Shares	Common	Brasil Plural	Buy	26	2,500	16.89	42,225.00
Shares	Common	Brasil Plural	Buy	26	4,500	16.90	76,050.00
Shares	Common	Brasil Plural	Buy	26	5,200	16.94	88,088.00
Shares	Common	Brasil Plural	Buy	26	29,600	16.95	501,720.00
Shares	Common	Brasil Plural	Buy	26	57,200	16.96	970,112.00
Shares	Common	Brasil Plural	Buy	26	17,200	16.97	291,884.00
Shares	Common	Brasil Plural	Buy	26	26,700	16.98	453,366.00
Shares	Common	Brasil Plural	Buy	26	62,200	16.99	1,056,778.00
Shares	Common	Brasil Plural	Buy	27	3,700	16.78	62,086.00
Shares	Common	Brasil Plural	Buy	27	15,000	16.79	251,850.00
Shares	Common	Brasil Plural	Buy	27	6,700	16.80	112,560.00
Shares	Common	Brasil Plural	Buy	27	13,100	16.81	220,211.00
Shares	Common	Brasil Plural	Buy	27	15,600	16.82	262,392.00
Shares	Common	Brasil Plural	Buy	27	9,500	16.83	159,885.00
Shares	Common	Brasil Plural	Buy	27	22,700	16.84	382,268.00
Shares	Common	Brasil Plural	Buy	27	17,100	16.85	288,135.00
Shares	Common	Brasil Plural	Buy	27	9,700	16.86	163,542.00
Shares	Common	Brasil Plural	Buy	27	17,700	16.87	298,599.00
Shares	Common	Brasil Plural	Buy	27	36,600	16.88	617,808.00
Shares	Common	Brasil Plural	Buy	27	33,700	16.89	569,193.00
Shares	Common	Brasil Plural	Buy	27	50,200	16.90	848,380.00

Shares	Common	Brasil Plural	Buy	27	15,500	16.91	262,105.00
Shares	Common	Brasil Plural	Buy	27	12,900	16.92	218,268.00
Shares	Common	Brasil Plural	Buy	27	24,200	16.93	409,706.00
Shares	Common	Brasil Plural	Buy	27	226,400	16.94	3,835,216.00
Shares	Common	Brasil Plural	Buy	27	146,900	16.95	2,489,955.00
Shares	Common	Brasil Plural	Buy	27	19,000	16.96	322,240.00
Shares	Common	Brasil Plural	Buy	27	3,800	16.98	64,524.00
Shares	Common	Brasil Plural	Buy	28	600	16.80	10,080.00
Shares	Common	Brasil Plural	Buy	28	800	16.81	13,448.00
Shares	Common	Brasil Plural	Buy	28	5,500	16.82	92,510.00
Shares	Common	Brasil Plural	Buy	28	23,400	16.83	393,822.00
Shares	Common	Brasil Plural	Buy	28	20,700	16.84	348,588.00
Shares	Common	Brasil Plural	Buy	28	26,700	16.85	449,895.00
Shares	Common	Brasil Plural	Buy	29	1,800	16.97	30,546.00
Shares	Common	Brasil Plural	Buy	29	8,800	16.98	149,424.00
Shares	Common	Brasil Plural	Buy	29	24,500	16.99	416,255.00
			Total Buy		2,447,900		40,124,152.00

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			11,288,914,634		71.8462	71.8462
ADR (*)	Common			14,005,560		0.0891	0.0891

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

(4)  Resignation and election concerning Board of Directors changes

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In January, 2015 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		7,825	0.0000	0.0000

Final Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		7,825	0.0000	0.0000

(1)     When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)     Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2015

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer